WASHINGTON FEDERAL, INC.
425 Pike Street
Seattle, WA 98101
Telephone: (206) 777-8259
Facsimile: (206) 624-2334

Via Edgar
May 26, 2015
Dietrich A. King
Assistant Director
Division of Corporation Finance
US Securities and Exchange Commission
Washington, D.C. 20549

Re:	Washington Federal, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2014
Filed November 26, 2014
Definitive Proxy Statement on Schedule 14A

Dear Mr. King:

Washington Federal, Inc. (the “Company”) appreciates the opportunity to respond to your comment letter dated May 5, 2015, concerning the disclosure of incentive-based compensation targets for named executive officers in the Company’s Proxy Statement on Schedule 14A filed December 9, 2014.

In our future filings, to the extent there are payouts on short-term and long-term incentive compensation, the Company’s proxy will include the targets established by the Compensation Committee that were applicable to assessing the performance of its named executive officers.

Consistent with Commission guidance, the Company reserves the right to assess each year if (i) the performance targets involve confidential trade secrets or confidential commercial or financial information and (ii) whether their disclosure would result in competitive harm to the Company.

The Company acknowledges its responsibility for the adequacy and accuracy of the disclosure in our filings, understands that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing and may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely,

WASHINGTON FEDERAL INC.

/s/ Roy M. Whitehead

Roy M. Whitehead
Chairman, President and
Chief Executive Officer